Tanke Biosciences Corporation
c/o Guangzhou Tanke Industry Co., Ltd.
Room 2801, East Tower of Hui Hao Building, No. 519 Machang Road
Pearl River New City, Guangzhou, People’s Republic of China 510627

April 27, 2012

VIA EDGAR
Mr. H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:           Tanke Biosciences Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed February 10, 2012
File No. 333-172240
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 21, 2011
Form 8-K filed January 26, 2012, as Amended January 31, 2012
File No. 0-53529

Dear Mr. Schwall:

We are in receipt of your comment letter dated February 29, 2012 regarding the above referenced filings. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Amendment No. 4 to Registration Statement on Form S-1

General

1.
Please provide relevant updates with each amendment. For example, please include in your next amendment updated information regarding the amounts that you have accrued for registration delay payments. In that regard, we note that the disclosure you provide at page 3 regarding such payments is as of November 4, 2011. As another example, please revise to provide an update to your disclosure at page 41 regarding your expectations with respect to your manufacturing output in 2011 and your plan to build a second facility.

Response:	We have provided updated information throughout this amendment and will continue to provide updates with each future amendment.

Risk Factors, page 7

Recent Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents…, page 17

2.
We note your response to prior comment 5. However, you did not address in your revised disclosure, or in your response, any material risks to the registrant related to any uncertainty regarding how Notice 75 will be interpreted and implemented.  Please expand your risk factor disclosure to address any material risks to the registrant related to any uncertainty regarding how Notice 75 will be interpreted and implemented, including the risk that Notice 75 could be interpreted to apply to the registrant even if the Tanke shareholders do not exercise their option to obtain shares of the registrant’s common stock. If you believe that this does not present any such material risks, please describe in your response your basis for such belief.

Response:
To date, the Chinese residents who are shareholders of Guangzhou Tanke do not own any equity in the Company, and for such reason they do not need to file registrations with the foreign exchange authority pursuant to Notice 75. The ground for this statement is Article 2 of Notice 75, according to which a Chinese resident is required to file the registration under Notice 75 only when it is to directly establish or indirectly control an offshore special purpose vehicle. Strictly speaking, the execution of the call option agreement alone shall not be deemed to own any shares in the Company and therefore will not trigger the registration of Notice 75. Unless and until Tanke shareholders intend to exercise the call option to own the shares of the Company, they will not be required to complete the registration under Notice 75.

The uncertainty regarding the interpretation and implementation of Notice 75 that may have impact on the Company is the definition of "Control" stipulated in Article 1 of Notice 75.

Notice 75 applies only to Chinese residents who intend to directly establish or INDIRECTLY CONTROL an offshore purpose vehicle for the purpose of raising capital overseas. It is stipulated in Notice 75 that "Control" shall refer to "the behavior that a Chinese resident obtains the rights to carry out business operation of, to gain proceeds from or to make decisions for a special purpose vehicle by means of acquisition, trusteeship, holding shares on behalf of others, voting rights, repurchase, convertible bonds, etc."

Mr. Qiu Guixiong, one of the Tanke shareholders, is the sole director of the Company and therefore has the decisive power to the operation of the Company. However, he obtains the control over the Company by means of directorship in the Company rather than any of the means expressly set out in Notice 75 (i.e., acquisition, trusteeship, holding shares on behalf of others, voting rights, repurchase, convertible bonds).

Notice 75 remains unclear on whether the control gained through the directorship should be deemed “Control” within its application. To date, there is no further amendment or detailed interpretation regarding the definition of "Control" of Notice 75. Our informal consultation with some officials of foreign exchange authorities confirmed that the control over a special purpose vehicle through the position of directorship does not belong to the scope of the “Control” under Notice 75. We are therefore of the opinion that, in absence of further amendments or detailed regulations regarding the definition of "Control" in Notice 75, the chance that Mr. Qiu Guixiong's position will be definitely determined as "control" over the Company is rare.

However, if the Chinese local foreign exchange authority determines under its own discretion that Mr. Qiu Guixiong is a de facto controller of the Company and his control over the Company should be deemed to be within the scope of Notice 75, Mr. Qiu Guixiong may be required to finish the registration under Notice 75, even before he exercises the call option right on the shares of the Company.

We have revised this risk factor accordingly in this amendment.

3.
We also note that in response to prior comment 5, you did not include any discussion regarding the risk that you or your subsidiaries could be subject to administrative or criminal liabilities upon any failure to comply with Circular 75. In addition, we note your response that except for the discussion in your risk factor “Due to various restrictions under Chinese laws on the distributions of dividends…,” Circular 75 only applies to the Chinese residents who are shareholders of Guangzhou and will not impact the other shareholders of the Company or the Company.  Please tell us your basis for such statement, and please tell us whether you or your subsidiaries could be subject to administrative or criminal liabilities upon any failure to comply with Circular 75.

Response:
It is expressly stated in the Article 1 of Notice 75 that Notice 75 only applies to Chinese residents (including the natural person holding Chinese identity card or passport; the natural person habitually residing in China for economic or other benefit ties without holding Chinese identity card or passport; and the company, institution or other economic entity incorporated in China) who directly establish or indirectly control the special purpose vehicle.

Therefore, under Notice 75, only a Chinese resident who directly establishes or indirectly controls the special purpose vehicle is liable for registration with local foreign exchange authority. Notice 75 does not extend its application to any non-Chinese resident, such as the Company, or any non-Chinese shareholders of the Company.

As to Kanghui Agriculture, although it is a Chinese resident, it does not engage in any activity within the scope of “directly establishing or indirectly controlling the special purpose vehicle”, and therefore is not within the application of Notice 75.

For such reason, we are of the opinion that, the Company, the non-Chinese shareholders of the Company, and the subsidiaries of the Company will not be subject to any administrative or criminal liabilities due to Tanke’s shareholder’s failure to comply with Notice 75.

We have revised this risk factor accordingly in this amendment.

Provisions in our Bylaws could discourage, delay or prevent a change of control…, page 23

4.
We note your disclosure that your bylaws provide that, unless otherwise prescribed by statute, special meetings of the stockholders can only be called by the chairman of your board of directors, your president, or by a majority of the board of directors.  However, this does not appear to be consistent with Section 2.02 of your by-laws that you have incorporated by reference as Exhibit 3.4.  For example, such section provides that special meetings may be called by your Secretary upon the written request of the holders of not less than 15% of all the shares entitled to vote at the meeting. Please advise, or revise your filing to address this apparent inconsistency.

Response:
Section 2.02 of our by-laws provided that special meetings may be called by our secretary upon written request of the holders of not less than 15% of all the shares entitled to vote at the meeting. We have revised the disclosure accordingly.

Executive Compensation, page 56

5.
Please provide the information required by Item 402 of Regulation S-K for your fiscal year ended December 31, 2011. Please refer to the Regulation S-K Compliance and Disclosure Interpretation Question 117.05, available at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:	We have revised this section to provide the information required by Item 402 of Regulation S-K for our fiscal year ended December 31, 2011.

Description of Our Common Stock, page 72

6.
Please describe in this section the limitations on dissenters’ rights that are set forth in Section 6.08 of your by-laws. In addition, please add risk factor disclosure to address any related risks that are material.

Response:	We have revised our disclosure to provide description of limitation on dissenters’ rights that are set forth in Section 6.08 of our by-laws. We have also added a risk factor regarding the above.

Where You Can Find Additional Information, page 76

7.
We note your statement at page 76 that you are not required to file proxy statements or information statements with the Commission or to deliver an annual report to security holders. Please tell us the basis for such statement. In that regard, we note your disclosure at page 72 that your common stock was registered under the Exchange Act pursuant to a Form 10 that was filed with the SEC on December 16, 2008.

Response:                      We have removed the language that we are not required to file proxy statements or information statements.

Consolidated Financial Statements

General

8.	Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X.

Response:                      We have provided financial statements for the years ended December 31, 2011 and 2010.

Notes to Consolidated Financial Statements

1. Organization and Principal Activities, page F-6

9.
We note your response to our prior comment 12 and the related revisions to your financial statements.  It does not appear that your disclosure explains why a step-up in basis was not recorded in connection with the consolidation of Guangzhou Tanke as a variable interest entity. Please revise.

Response:
Footnote 1 to the financial statements explains: “As management of Guangzhou Tanke obtained control of the Company, the Share Exchange was treated as a reverse merger. Accordingly, for accounting purposes Guangzhou Tanke was the acquirer so historical financial information presented herewith is that of Guangzhou Tanke. Consequently, there was no step-up in the basis of the assets of Guangzhou Tanke, as Guangzhou Tanke was the acquirer for accounting purposes.”

2. Summary of Significant Accounting Policies, page F-7

(q) Value Added Tax, page F-10

10.
We note that you have revised your disclosure in response to prior comment 14 and reissue such comment.  Please disclose the value added tax (“VAT”) amount that was recorded in your statement of operations during the interim period ended September 30, 2011.  Refer to FASB ASC 605-45-50-4.  We also note that you recorded $1.9 million VAT payable as of September 30, 2011.  Please reconcile such payable amount to the VAT amounts recorded in your statement of operations for the interim period ended September 30, 2011.

Response:
During the quarter ended September 30, 2011, we discovered a potential liability for value added tax (“VAT”) we might owe. The question arose based on how we classify our revenue between exempt and non-exempt from VAT. In the interest of early warning to our investors, we accrued $1.9 million, the maximum exposure, related to this matter. However, as we were still investigating the issue, and as we might have the chance to collect the amounts from our customers, we recorded the offsetting entry to accounts receivable. As a result, none of this was recorded into earnings. Subsequent to filing our Form 10-Q for September 30, 2011, and before filing our Form 10-K for December 31, 2011, we completed our revenue analysis, specifically focused on what revenue was exempt from VAT tax and determined that the revenue we had previously thought might not be exempt was in fact exempt from VAT. Based on this analysis, in the fourth quarter of 2011, we reversed the entry booked in the third quarter. The balances included in the Form 10-K for December 31, 2011 related to this matter are properly stated.

Exhibits and Financial Statement Schedules, page II-9

11.	We reissue prior comment 18 because you have not filed all exhibits. For example, we note that your legal and tax opinions remain missing.

Response:                      We will file the opinion from PRC councel by amendment.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 6

12.
We note your response to prior comments 24 and 25 and reissue such comments. Please revise your discussion of liquidity and capital resources in your registration statement filed in Form S-1 to provide additional detail regarding the “increase in other receivable” and “due from a related party” line items.  In addition, please provide us with a reconciliation of these cash flow statement line items to the related balance sheet amounts.

Response:
Per your request, we have expanded the disclosure of the cash flows from the related party notes receivable and other receivable in the liquidity section of this amended registration statement and we will continue to provide expanded disclosure of the cash flows related to these accounts.

Notes to Consolidated Financial Statements

8. Other Payable and Accrued Liabilities, page 15

13.
We note your response to prior comment 26 regarding the misclassification of a portion of your revenue as exempt from VAT.  Please describe the nature of the potential misclassification of your revenue and your latest assessment of this issue.  Please also tell us whether this is deemed to be an error that will affect your previously issued financial statements.  Refer to FASB ASC 250-10-50 and Item 4.02 of Form 8-K.

Response:
Please see response to Comment 10 above. Regarding ASC 250-10-50, as described above and in previous responses, the amount recorded was an accounting estimate that did not flow through earnings. As such, when it reversed in the fourth quarter of 2011, it was a change in estimate and in accordance with ASC 250-10, it was not an error requiring restatement of the prior balances. Accordingly, Item 4.02 of Form 8-K does not apply.

Form 8-K filed January 26, 2012, as Amended January 31, 2012

14.
It does not appear that you have filed a response to our comment letter dated February 6, 2012 regarding the dismissal of your former accountant.  Please note that our letter requested a response within five business days.

Response:                      We have filed an amendment to the 8-K and the response letter on March 15, 2012.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Tanke Biosciences Corporation

By: /s/ Guixiong Qiu
Name: Guixiong Qiu
Title: Chief Executive Officer